October 12, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Dear Sirs,

Re:	China Life Insurance Company Limited Form 20-F for the Year Ended December 31, 2009 File No. 001-31914
We refer to your letter dated September 28, 2010 addressed to China Life Insurance Company Limited (the “Company”) relating to the above-referenced filing.
Please be advised that the Company will provide its responses to your comments by November 2, 2010.
If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.
Sincerely,
/s/ James C. Scoville
James C. Scoville